

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 7, 2008

via U.S. Mail

Sona Resources, Inc.
c/o Budget Corp.
2050 Russett Way
Carson City, NV 89703

> **Re: Sona Resources, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 28, 2008**
> **File No. 333-148959**

To Whom It May Concern:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file an updated auditor's consent.

2. Please monitor the age of your financial statements. See Rule 8-08 of Regulation S-X.

3. We note your response to our prior comment 1 from our letter dated June 27, 2008. Please advise why the attestations signed by Ajeeta Pinheiro and Monica

Sagar have not been stamped with a notary's seal. In addition, please advise why the notary's stamp for each such document indicates that it is "For Overseas Use Only." If you provide new attestations with your next response, please provide them in hard copy and submit them on EDGAR as correspondence.

4.   Please submit your entire July 16, 2008 response on EDGAR as correspondence.

5.   With regard to requesting acceleration of effectiveness of your registration statement, we ask that you wait until we have communicated to you that we have no further comments. After such time, you may submit on EDGAR as correspondence a request for acceleration of effectiveness for your registration statement. Any such request should specify the requested date and time for effectiveness (and the text "or as soon thereafter as practicable"), include the acknowledgements set forth below, and be signed by one of your officers. We also direct your attention to the further instruction set forth below regarding a request for acceleration of effectiveness.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Sona Resources, Inc.
August 7, 2008
Page 3

·   the company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy
Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director

cc: L. Nicholson
        T. Levenberg

        via facsimile

        Conrad C. Lysiak, Esq.
        (509) 747-1770